As filed with the Securities and Exchange Commission on December 16, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)

_______________________________

Zell Capital
(Name of Subject Company (Issuer))

Zell Capital
(Names of filing Person (Offeror and Issuer))

Shares of Beneficial Interest, No Par Value
(Title of Class of Securities)

98932L 100
(CUSIP Number of Class of Securities)

William L. Zell
Chief Executive Officer
Zell Capital
175 S. Third, Suite 200
Columbus, Ohio 43215
Phone: (888) 484-1944

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:

Steven B. Boehm
Payam Siadatpour
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐     Third-party tender offer subject to Rule 14d-1.

☒     Issuer tender offer subject to Rule 13e-4.

☐     Going-private transaction subject to Rule 13e-3.

☐     Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO is filed by Zell Capital (the “Fund”) and relates to a pre-commencement communication by the Fund with respect to the Fund’s common shares of beneficial interest (the “Shares”).

On December 16, 2022, the Fund filed a Definitive Proxy Statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”), in connection with the solicitation of proxies on behalf of the Board of Trustees (the “Board”) of the Fund for use at the Fund’s special meeting of shareholders to be held on January 3, 2023, for the following purposes: (1) to approve the deregistration of the Fund under the 1940 Act (the “Deregistration”); and (2) to transact such other business as may properly come before the meeting or any adjournments or postponements thereof. If the shareholders of the Fund approve the Deregistration, the Fund will commence a tender offer (the “Tender Offer”). The Tender Offer will only be made if the Deregistration is approved.

If the Tender Offer is made, upon commencement of the Tender Offer, the Fund will file with the SEC a Schedule TO containing an offer to purchase, forms of letters of transmittal and related exhibits (the “Tender Offer Materials”). These documents will contain important information about the Tender Offer and Shareholders are urged to read them carefully when they become available. When available, shareholders may obtain Tender Offer Materials free of charge on the SEC’s website at, at www.sec.gov, at the Fund’s website, http://zellcapital.com, or by calling (888) 484-1944.

This pre-commencement communication supersedes the pre-commencement communication filed on September 19, 2022.

ITEMS 1   THROUGH 11.

Not applicable.

ITEM 12.  EXHIBITS.

99.1	Definitive Proxy Statement of Zell Capital, filed on Schedule 14A on December 16, 2022.
99.2	Definitive Additional Material, filed on Schedule 14A on December 16, 2022.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.